FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NBG Group Q1.08 results

Athens, 28 May 2008

Group net profit up by +25% yoy to €423 million (1)

Group net profit for the 1st quarter of 2008 rose to €423 million, increasing by +25% over the same period in 2007.  Return on equity reached 28%, up by +5 percentage points compared to the first quarter of 2007.

These results reflect solid growth in core banking businesses in all regions we operate.  In particular:

•                  Profit from operations in Greece reached €255 million, up by +8% from the first quarter of 2007

•                  Finansbank contribution remained strong at 30% of the total Group with net attributable profit for the 1st quarter (before one-off tax items) amounting to €129 million, up +40% yoy

•                  Southeast Europe (SEE) profitability increased by an impressive +72% yoy to €50 million, representing 12% of Group profit

Group net interest income topped €855 million, up +21% yoy from the €708 million in 1Q07, on the back of solid growth of both lending and deposits. The large increase in Group interest income is the result of disciplined loan expansion in Greece and abroad, in conjunction with efficient deposit gathering in the midst of the international liquidity crisis and the consequent increase in the cost of funding.

Despite the strong competition in the deposit market and the subsequent rise in funding costs, net interest margin improved to 4.31% and was unchanged compared with the 4.32% of 4Q07, up from 4.19% in 1Q07.

The Group’s solid 1Q performance, especially in terms of interest income, underline the NBG’s solid fundamentals, which remained unaffected by the international credit crunch

Total Group lending reached €57.1 billion in March 2008, an increase of +25% over the €45.7 billion portfolio in March 2007.

Quarterly net loan additions doubled in all segments compared with the respective additions of 1Q07. This confirms the Group’s strong growth prospects.

The rapid loan expansion has not adversely affected asset quality.  The non-performing loan ratio for the Group remains at 3.5%, unchanged compared with year-end 2007 and down by -0.5 percentage points compared with March 2007.

Customer deposits grew by +13% yoy to €60.5 billion. As a result, our loan-to-deposit ratio stands at 92% compared to 82% at the end of March 2007. Our especially low loan to deposit ratio guarantees our future expansion and provides us with a strong competitive advantage, especially in the current crisis in international markets.

(1) excluding the one-off industry-wide tax settlement in Turkey of -€22 million.

Domestic lending

€ mn	1Q.08	±yoy%
Mortgages	16 927	+17%
Consumer lending	5 997	+24%
SBLs	3 713	+28%
Total retail	26 637	+20%
Corporate lending	14 245	+22%
Domestic lending	40 882	+21%

Finansbank

TRY mn	1Q.08	±yoy%
NII	400	+28%
Net fees	124	+21%
OpEx	(237)	+22%
Core profit	287	+29%
Net profit excl. one-off	232	+40%

Despite the aggressive network expansion in SEE and Turkey (+207 branches opening and +2 436 new employee hirings in the year to March 2008) and higher investment associated with the integration of our operations, operating expenses increased by just +7% yoy to €525 million in 1Q08 from €492 million in 1Q07.

As a result, our cost to income ratio fell to an all time low of 46.3%, down by -3.1 percentage points compared with the first quarter of 2007.

Domestic business

Domestic retail lending continues to expand at a dynamic pace, reaching €26.6 billion, up +20% compared with March 2007. Specifically:

•             Mortgage lending is up +17% yoy, reaching €16.9 billion. In the first three months of 2008 new mortgage disbursements topped €800 million, despite the 8 strike days (13% of total working days), maintaining NBG’s leading position in this critical segment.

•             Consumer loans and credit card balances grew by +24% yoy reaching €6.0 billion. This increase was the result of robust origination in consumer lending, which in 1Q08 alone brought disbursements of over €550 million, up +70% yoy. At the same time the number of credit cards increased as a result of the successful efforts in the past few months.

•             Lending to small businesses and professionals totaled €3.7 billion, up by +28% yoy, with the number of new customers also increasing significantly.

Corporate lending balances (lending to medium sized and large corporates) are up by a record +22% yoy to €14.3 billion.

Customer deposits in Greece stood at €49.3 billion, up +11% yoy, with our savings deposits market share rising to 32.3%, up by 0.2 percentage points since December, despite the strong competition in the market.

Mutual funds under management reached €6.8 billion. Market share in total mutual funds stands at 31.7%, up by +1.2 percentage points yoy, while our market share excluding money market funds increased further by +2 percentage points yoy to 18.3%.

Our ample liquidity in the Greek operations permits the unhindered execution of our business plan.

Finansbank

Finansbank’s attributable net income (before the industry-wide one-off tax settlement) for Q1.08 was €129 million (TRY232 million), an increase of +40% compared with the same period in 2007. Finansbank represents 30% of Group net profit. This performance reflects strong growth in Finansbank’s net interest income which, for the first quarter of 2008 increased by +28% to TRY400 million compared with TRY314 million in the same period in 2007 and commission income which, compared over the same periods, increased by +21% from TRY102 million to TRY124 million.

Finansbank’s loan book as at end of March 2008 was TRY20.1 billion (€9.7 billion), an increase of +43.0% (in TRY terms) since March 2007.

SEE operations

€ mn	1Q.08	±yoy%
NII	105	+60%
Fee income	25	+7%
Core income	130	+46%
Opex	(67)	+25%
Core Profit	63	+78%
Attributable PAT	50	+72%

Retail lending continues to drive Finansbank’s loan book expansion. Total retail lending in March 2008 was TRY7.9 billion (€3.8 billion), an increase of +64% yoy. In particular, Finansbank’s mortgage and consumer loan portfolios posted impressive increases of +62.5% and +57.0% yoy respectively.

Finansbank business lending increased to TRY 12.2 billion (€5.9 billion), up by +32% yoy.

The rapid loan growth has not affected asset quality, with the NPL ratio for Finansbank in March 2008 at 2.4%, at par with December 2007.

Finansbank’s customer deposits continue to demonstrate outstanding growth. In particular, deposits in local currency increased by +44% yoy and amount to TRY6.8 billion (€3.3 billion) compared with TRY4.7 billion (€2.8 billion) in March 2007.

Finansbank’s network expansion plan is nearing completion, having added 85 new branches to its network since March 2007, numbering 413 units as at the end of March 2008.

Southeast Europe

Net profit from our SEE operations amounted to €50 million, up by an impressive +72% yoy. All countries in the region demonstrated strong profitability, reflecting disciplined organic growth and tight cost control.

This is the direct result of our rapidly expanding footprint in the region which is maturing and attracting an increasing number of customers. With the addition of 122 new branches since last March and 13 branches since the beginning of the year, total network reached 670 branches. Accordingly, our headcount in the SEE region increased by +11% yoy, numbering 8 842 employees in March 2008.

Our lending in SEE region increased by +65% yoy to €7.5 billion while retail banking operations continue to be the most significant growth driver. Retail loans grew by +68% to reach €3.0 billion. Total loan market share increased by 1 percentage point yoy to 8.3%.

NPLs for SEE operations stand at 2.6%, down by -61 bps compared with March 2007.

Capital Adequacy

Current capital ratios of Tier I at 9.2% and Total Capital at 10%, which will permit uninhibited growth for the Group both in Greece and abroad.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 28th May, 2008
Chairman - Chief Executive Officer